November 7, 2024

Kathleen Scott
Chief Financial Officer
ARS Pharmaceuticals, Inc.
11682 El Camino Real
Suite 120
San Diego, CA 92130

       Re: ARS Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39756
Dear Kathleen Scott:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 110

1.     We note your statements in your August 12, 2024 Neffy FDA Approval call that
       you have already manufactured lots of neffy prior to receiving the FDA approval, have begun assembling and packaging these lots to launch as soon as possible regarding your fourth quarter 2024 estimated launch date, and have had marketing, commercial operations and other items ready for over a year. We also note you do not disclose inventory yet, your drug stability studies show that neffy has a shelf-life of at least 18 months, and that your total research and development expense of $6.9 million, $7.3 million, $20.3 million and $18.4 million includes 72%, 60%, 55%
       & 52% from increasing manufacturing and non-clinical development costs at June 30,
       2024, June 30, 2023, December 31, 2023 and December 31, 2022,
respectively. Please
       provide to us, and to the extent material, revise future filings to disclose, the following:
 November 7, 2024
Page 2

             Tell us your accounting policy for pre-launch neffy manufacturing costs incurred prior to regulatory approval, including how they are classified in your financial statements and when you expect they will be recorded in cost of sales.
             Tell us the amount of revenues expected to be recognized relating to the zero cost inventories not capitalized.
             Tell us the amounts of inventory expensed prior to regulatory approval and its anticipated impact on your results of operations.
             Tell us the estimated selling value of zero cost inventory on hand as of December
           31, 2023 and June 30, 2024, and when you expect, based on your current estimated sales trends, the zero cost inventories to be depleted.
             Tell us the estimated shelf life of your zero cost inventory and how you considered when it will become obsolete in future periods.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Mary Mast at 202-551-3613 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences